



04004386

SECURITIES A~~ ~~~ MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
WASH. D.C.
158

SEC FILE NUMBER

8- 50176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/03 _____ AND ENDING _____ 12/31/03 _____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverado Arbitrage Trading Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

FIRM I.D. NO.

800 Third Avenue, Suite 2200
(No and Street)

New York   NY   10022
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G. Bondi   (212) 207-8786
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – if individual, state last, first, middle name)

1375 Broadway, 16th Floor   New York   NY   10018-7010
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)



OATH OR AFFIRMATION

I, __Jeffrey D. Cohen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Silverado Arbitrage Trading, Ltd._____, as of __December 31_____, 20 _03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

                                                        Signature

MARIA MASSA
NOTARY PUBLIC OF NEW JERSEY   Managing Director
My Commission Expires Apr. 9, 2008   Title

_____
       Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERADO ARBITRAGE TRADING LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

SILVERADO ARBITRAGE TRADING LTD.

DECEMBER 31, 2003

I N D E X

	Page No.
FINANCIAL STATEMENTS:	
Independent Auditors' Report	1
Statement of Financial Condition as at December 31, 2003	2
Notes To Statement of Financial Condition	3-7

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
  Board of Directors of
Silverado Arbitrage Trading Ltd.

We have audited the accompanying statement of financial condition including the schedule of investments of Silverado Arbitrage Trading Ltd. (the "Company"), as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Silverado Arbitrage Trading Ltd. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 19, 2004

MEMBER
INAA
An Independent member of the INAA Group.
Members throughout the world.

SILVERADO ARBITRAGE TRADING LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

A S S E T S

Cash	$ 3,185	
Due from broker	4,637,912	
Investments in securities, at fair value	20,750,129	
Interest and dividends receivable	106,749	
Other assets	16,000	
Total assets		$25,513,975

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$12,052,157	
Interest and dividends payable	3,822	
Management and investment advisor fees payable	22,348	
Accounts payable and accrued expenses	43,076	
Total liabilities		$12,121,403
Stockholders' equity:		
Capital stock	1,107	
Paid-in capital	8,820,043	
Retained earnings	4,571,422	
Total stockholders' equity		13,392,572
Total liabilities and stockholders' equity		$25,513,975

The accompanying notes are an integral part of these financial statements.

WSL   WEINICK SANDERS LEVENTHAL & CO., LLP

SILVERADO ARBITRAGE TRADING LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

Silverado Arbitrage Trading Ltd. (the "Company") a Cayman Islands Corporation, is a registered broker-dealer with the United States Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc., a United States based broker-dealer self-regulatory organization. The investment objective of the Company is to seek substantial appreciation by engaging in a combined program of convertible arbitrage and risk arbitrage trading.

The Company has an advisory agreement with Silverado Capital Management LLC, (the "Manager"), to act as the Company's investment advisor. The Manager is also the general partner and investment manager of Silverado Arbitrage Partners, L.P., which owns 100% of the Company's capital stock at December 31, 2003, and Silverado Arbitrage Investors, Ltd. The Manager is a Delaware limited liability company.

Silverado Arbitrage Partners, L.P. was organized as a limited partnership under the provisions of the Delaware Revised Uniform Limited Partnership Act and its purpose is to invest proceeds raised from investors in the Company. Silverado Arbitrage Investors Ltd. (a regulated mutual fund for the purposes of Mutual Fund Laws of the Cayman Islands, registered with the Monetary Authority) was inactive for the year ended December 31, 2003.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(c) Securities Transactions:

The Company records its securities transactions and related income and expenses on a trade date basis.

Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year. Listed securities with no reported sales on such date and over-the-counter securities are valued at their last closing bid price if held long by the Company and last closing ask price if sold short by the Company. The resulting change in unrealized appreciation and depreciation is reflected in the statement of operations. If market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

(d) Net Asset Value Per Common Share:

Pursuant to the provisions of the articles of association, the net asset value of the Company's common shares is determined on a monthly basis or at such other times as may be deemed necessary by the Company's board of directors. The net asset value per common share is determined by dividing total stockholders' equity by the number of capital shares.

(e) Fair Value of Financial Instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of assets and liabilities.

(f) Taxes:

The Cayman Islands currently has no income or capital gain tax applicable to the Company.

(g) Credit Risk:

The Company maintains its securities in an account with its clearing broker, and management believes it is not exposed to any significant credit risk in that account.

NOTE 3 – RELATED PARTY TRANSACTIONS.

The Manager earns a management fee equal to .0833% (1% per annum) of the Company's net asset value as of the last day of each calendar month. The Manager also earns a facility fee for trading expenses and research facilities. The facility fee is calculated monthly at an amount not to exceed .0833% (1% per annum) of the Company's net assets.

NOTE 3 – RELATED PARTY TRANSACTIONS. (Continued)

Pursuant to an agreement, Asset Alliance Corporation, an investment management holding company, provides accounting and administrative services for the Company. Affiliated companies of Asset Alliance Corporation are part of the management and ownership of the Company's Manager.

On January 21, 2004, $948,823 was redeemed by Silverado Arbitrage Partners, L.P. which distributed such amount to Asset Alliance Corporation as full redemption of its limited partner's capital account.

NOTE 4 – COMMON STOCK.

The Company has authorized capital of 5,000,000 shares of common stock with a par value of $.01 per share. At December 31, 2003, 110,641 shares were issued and outstanding with a net asset value of $121.04 per share. Stockholders may withdraw common stock from the Company as of the end of any fiscal quarter or as otherwise consented to by the Company.

Silverado Arbitrage Investors, Ltd.'s ("SAI") investment subscription in the Company at December 31, 2003 is $1,000. The investment subscription of $1,000 has been made for the purpose of keeping SAI in existence and as such it is not participating in any appreciation or depreciation of the Company until such time as SAI receives new investment funds.

NOTE 5 – NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000 whichever is greater. As of December 31, 2003, the Company has net capital of $9,604,339, which exceeded the minimum requirement by $9,504,339.

NOTE 6 – INVESTMENTS IN SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED.

Investments in securities and securities sold, not yet purchased, at market value at December 31, 2003 are:

	Securities Owned	Securities Sold Not Yet Purchased
Common and preferred stock	$13,275,805	$11,242,981
Corporate convertible debt	7,242,269	416,325
Equity options	232,055	392,851
Total marketable	$20,750,129	$12,052,157

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK OR CONCENTRATIONS OF CREDIT RISK.

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk. These financial instruments primarily consist of written contracts and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments on specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by one registered U.S. broker-dealer firm pursuant to a clearance agreement. As such, the Company is subject to credit risk exposure and believes that it has effective procedures for evaluating and limiting the credit and market risks to which it may be subject. Margin debt balances and securities sold, not yet purchased are collateralized by certain of the securities and cash held by the broker, if any. Margin interest is paid at the daily broker call rate.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS.

The amounts disclosed below represent the December 31, 2003 market values of derivative financial instruments held or issued for trading purposes.

	Market Values
Equity options:	
Assets	$232,055
Liabilities	$392,851

For the year ended December 31, 2003, the net gains and losses on purchased and written options totaled $173,864 and $(290,765), respectively, and are included in the trading gain in the statement of operations.

WSL   WEINICK SANDERS LEVENTHAL & CO., LLP